Exhibit 99.3

Nisun International Reports Unaudited Financial Results for the First Half of 2021

SHANGHAI, China, September 24, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through the integration of technology, industry, and finance, today announced its unaudited financial results for the six months ended June 30, 2021.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented, “We are pleased to announce our remarkable achievements in the first half of 2021. Cooperating with major players across various industries, we have extended and expanded our business into different fields while achieving positive results and receiving endorsements from the market. We are delighted to see the Company’s total revenue increased almost twofold in the first half of this year. In addition, our record half-year operating performance also included new revenue records in two of our core business segments and net income reaching a new all-time high. As a result of our significant progress this year, we’re optimistic about our growth and will continue our work while incorporating our values to provide efficient, flexible, and customized supply chain financing solutions to our clients.”

Financial Results for the Six Months Ended June 30, 2021

All comparisons made on a year-over-year (“yoy”) basis.

Revenues

In the first half of 2021, total revenue increased by 188.9% to $38.9 million from $13.5 million in the six months ended June 30, 2020.

•	Revenues generated from the Small and Medium Enterprise (SME) financing solutions business increased by 176.1% to $36.6 million from $13.3 million in the prior year period, primarily due to increased demand from SME customers seeking alternative financing solutions to bank financing.

•	Revenue generated from supply chain solutions was $2.3 million, compared to $0.2 million in the prior year period. The Company achieved total supply chain transaction volume of approximately $268.3 million (RMB1,783.9 million) in the first half of 2021, compared to $7.5 million (RMB52.4 million) in the prior year period. The Company expects this growth trend will continue in the second half of 2021.

	For the six months ended June 30,				Changes	Changes
	2021	%	2020	%	($)	(%)
Small and Medium Enterprise financing solutions	$36,615,078	94%	$13,259,133	98%	23,355,945	176%
Supply chain financing solutions	2,313,136	6%	193,783	2%	2,119,353	1094%
Other financing solutions	435	0%	21,120	-%	(20,685)	(98)%
Total revenue	$38,928,649	100%	$13,474,036	100%	25,454,613	189%

Cost of revenue

Cost of revenue was $20.7 million, compared to $5.5 million in the prior year period, representing an increase of 278.9%. The increase primarily attributable to increases in revenue and marketing and staff cost incurred in the first half of fiscal 2021.

Gross Profit

Gross profit increased by 127.7% to $18.3 million, from $8.0 million in the prior year period, consistent with growth in revenue. Gross margin was 46.9% and 59.5% for the six months ended June 30, 2021 and 2020, respectively. The decrease in gross margin was primarily due to the increases in direct cost and staff expenses incurred by the SME financing solutions business.

Operating Expenses

Total operating expenses increased by 66.4% to $6.2 million from $3.7 million in the prior year period. This increase in operating expenses was primarily attributable to an increase of $1.3 million in selling expense as a result of more marketing and promotional activities in the first half of fiscal 2021 and an increase of $0.7 million in general and administrative expenses due to increased professional and staff compensation in the first half of fiscal 2021.

Net income

In the first half of fiscal 2021, the Company achieved a net income of $10.5 million, compared to net loss of $6.1 million in the same period of the prior year, primarily attributable to significant increases in revenue and gross profit from financing solution services. In the first half of 2020, the Company had a net loss of $6.1 million, mainly due to an impairment loss of $9.9 million from the discontinued equipment and engineering operations, which were subsequently disposed of in the second half of 2020.

Net income (loss) per common share

Net income per share was $0.51 in the six months ended June 30, 2021, compared to a net loss per share of $0.34 in the prior year period. The weighted average number of shares was 20,555,129 and 18,167,603 in the six months ended June 30, 2021 and 2020, respectively.

Financial Condition and Cash Flow

As of June 30, 2021, the Company had cash, cash equivalents and restricted cash of $9.9 million, a decrease from $22.2 million as of December 31, 2020. However, the Company’s short-term investment was $37.7 million as of June 30, 2021, representing a significant increase from $4.7 million as of December 31, 2020.

Net cash provided by operating activities was $13.5 million in the first half of fiscal 2021, compared to $1.8 million in the first of fiscal 2020. The increase was primarily attributable to significant growth of revenue and net income in the first half of fiscal 2021

Net cash used in investing activities was $24.8 million in the first half of 2021, primarily attributable to a net increase of $32.6 million short-term investments in wealth management products and structure deposits issued by financial institutions and commercial banks. For the first half of fiscal 2020, the Company had net cash provided by investing activities of $6.4 million, primarily due to cash acquired from business acquisition.

Net cash used in financing activities was $0.6 million in the first half of 2021, primarily due to repayments to related parties of $1.4 million. Net cash provided by financing activities was $4.4 million in the first half of 2020, primarily due to additional shareholder contribution of $4.6 million.

Recent Developments

On July 20, 2021, the Company announced that Fanlunke Supply Chain Management (Shanghai) Co., Ltd (“Fanlunke”), a subsidiary of Fintech Shanghai, has entered into a strategic collaboration agreement with Shanxi Zhongneng Shanhua Energy Co., Ltd (“Zhongneng Shanhua”) to jointly develop supply chain services targeting the coal industry and accelerate the digital transformation of Zhongneng Shanhua’s upstream and downstream supply chain.

On July 22, 2021, the Company announced that Fanlunke has entered into a cooperation agreement with Beijing Digital Telecom Co., Ltd. (HKEX: 06188), a subsidiary of state-owned enterprise Zhuhai Huafa Group Co., Ltd.. The two parties will cooperate in the area of retail supply chain management services to improve the efficiency and safety of the upstream and downstream retail consumer supply chain across multiple industries.

On July 27, 2021, the Company announced that Fanlunke has signed a partnership agreement with Beijing Jingdong Century Information Technology Co., Ltd, a subsidiary of JD.com, a leading technology-driven e-commerce company in China. Under this agreement, the two groups will jointly develop integrated supply chain solution services targeting the e-commerce industry.

On August 5, 2021, the Company announced that Jilin Lingang Supply Chain Management Co., Ltd,, a subsidiary of Fintech Shanghai, has entered into a cooperation agreement with the Changchun branch of China Everbright Bank Co., Ltd. (“Everbright Bank”). Under this agreement, Everbright Bank will provide comprehensive bank credit support to us for a one-year period from 2021 to 2022, fully supporting the execution of our long-term supply chain operational strategy.

On September 16, 2021, the Company announced that it has entered into a strategic cooperation agreement with Qingdao Sunshine Chengyang Financial Holding Group Co., Ltd to jointly develop supply chain services targeting the finance industry and build the “Qingdao Sunshine Nisun Supply Chain Platform.”

On September 21, 2021, the Company announced that Fanlunke has entered into a strategic collaboration agreement with Shanxi Guoxin Energy Corporation Shengda Coal Co., Ltd. to jointly develop supply chain services targeting the coal industry.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(EXPRESSED IN US DOLLARS)

	June 30, 2021	December 31, 2020
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$9,790,363	$22,135,310
Restricted cash	156,843	62,947
Short-term investments	37,670,691	4,680,843
Accounts receivable, net	7,485,606	4,939,912
Receivables from supply chain solutions	36,049,943	10,741,981
Prepaid expenses and other current assets	2,267,690	971,839
Loans to third parties - current portion	1,937,114	1,915,709
Receivable from sale of discontinued operations	-	14,950,730
TOTAL CURRENT ASSETS	95,358,250	60,399,271

NON-CURRENT ASSETS:
Property and equipment, net	609,457	655,643
Intangible assets, net	3,295,350	3,726,602
Right-of-use assets, net	1,065,870	1,464,745
Equity investments	440,108	484,864
Investment in limited partnership	16,382,693	15,736,927
Goodwill	25,439,078	25,172,407
Deferred tax assets, net	107,920	456,370
TOTAL NON-CURRENT ASSETS	47,340,476	47,697,558
TOTAL ASSETS	$142,698,726	$108,096,829

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$32,613,092	$1,312,560
Short-term loans	774,401	-
Accrued expenses and other current liabilities	1,619,642	2,001,031
Operating lease liabilities - current	673,414	736,854
Deposit payable	1,111,266	-
Advances from customer	1,066,571	11,624
Taxes payable	1,612,500	3,133,038
Loan from related party	10,642,426	10,528,965
Due to related parties - current	695,387	2,071,309
Purchase price payable for acquisition of NAMI	-	7,007,905
TOTAL CURRENT LIABILITIES	50,808,699	26,803,286

Operating lease liabilities – non-current	315,628	680,130
Deferred tax liabilities	590,326	676,015
TOTAL LIABILITIES	51,714,653	28,159,431

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 20,555,129 and 20,555,129 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	20,555	20,555
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	-	-
Additional paid-in capital	59,472,255	59,472,255
Retained earnings	24,767,204	14,380,976
Unearned compensation	(376,890)	(624,455)
Accumulated other comprehensive income	3,912,046	3,593,188
COMMON SHAREHOLDERS’ EQUITY	87,795,170	76,842,519
Non-controlling interests	3,188,903	3,094,879
TOTAL SHAREHOLDERS’ EQUITY	90,984,073	79,937,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$142,698,726	$108,096,829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
REVENUE:
SME financing solutions	$36,615,078	$13,259,133
Supply chain solutions	2,313,136	193,783
Other financing solutions	435	21,120
TOTAL REVENUE	38,928,649	13,474,036

COST OF REVENUE AND RELATED TAX:
Cost of revenue	(20,446,726)	(5,386,009)
Business and sales related tax	(218,238)	(68,391)
GROSS PROFIT	18,263,685	8,019,636

OPERATING EXPENSES:
Selling expenses	1,769,400	450,426
General and administrative expenses	3,830,198	3,084,253
Research and development expenses	636,488	212,764
Total operating expenses	6,236,086	3,747,443
INCOME FROM OPERATIONS	12,027,599	4,272,193

OTHER INCOME (EXPENSE):
Interest and investment income	836,857	180,513
Other income (expense), net	460,187	2,941
Total other income (expense), net	1,297,044	183,454

INCOME BEFORE PROVISION FOR INCOME TAXES	13,324,643	4,455,647

PROVISION FOR INCOME TAXES	2,844,560	307,354
NET INCOME FROM CONTINUING OPERATIONS	10,480,083	4,148,293
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(10,294,489)
NET INCOME (LOSS)	$10,480,083	$(6,146,196)
Net (income) attributable to non-controlling interests	(93,855)
NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTERESTS	10,386,228	(6,146,196)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	318,858	(679,291)

TOTAL COMPREHENSIVE INCOME (LOSS)	$10,705,086	$(6,825,487)

INCOME (LOSS) PER SHARE, BASIC AND DILUTED:
Income per share from continuing operations	$0.51	$0.23
Loss per share from discontinued operations	-	(0.57)
Total	$0.51	$(0.34)

Weighted average number of shares outstanding:
Basic and diluted	20,555,129	18,167,603

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,480,083	$(6,146,196)
Net (loss) from discontinued operations	-	(10,294,489)
Net income from continuing operations	10,480,083	4,148,293
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,105,022	622,812
Stock-based compensation	247,565	860,457
(Income) from investments	(725,519)	(114,930)
Deferred tax expense (benefit)	259,887	(85,246)
Changes in operating assets and liabilities:
Accounts receivable	(2,488,129)	(40,711)
Prepaid expenses and other current assets	(1,282,859)	(3,742,853)
Receivables from supply chain solutions	(25,141,298)	-
Accounts payable	31,284,968	347,340
Advance from customers	1,052,611	797,100
Taxes payable	(1,550,469)	231,784
Other payables	(140,420)	-
Deposit payable	1,108,934	-
Operating lease liabilities	(442,024)	(141,625)
Accrued expenses and other current liabilities	(261,322)	(511,492)
Net cash provided by operating activities from continuing operations	13,507,030	2,370,929
Net cash (used in) operating activities from discontinued operations		(510,306)
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,507,030	1,860,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(154,155)	(25,768)
Purchase of intangible asset	(14,581)	(22,713)
Cash paid in connection with acquisition of Nami	(7,007,905)	-
Cash acquired with Nami acquisition	-	5,062,170
Cash received on disposal of discontinued operations	14,950,730	-
Purchase of short-term investment	(32,573,879)	-
Collection of loans to third parties	-	1,706,351
Loans to third parties	-	(284,392)
Net cash (used in) provided from investing activities from continuing operations	(24,799,790)	6,435,648
Net cash (used in) investing activities from discontinued operations		-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(24,799,790)	6,435,648

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	774,401	-
Proceeds from private placement	-	6,503,378
Repayment to related party	(1,399,602)	(6,678,943)
Capital contribution by shareholder	-	4,550,000
Net cash provided from (used in) investing activities from continuing operations	(625,201)	4,374,435
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(625,201)	4,374,435

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(333,090)	(40,002)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,251,051)	12,630,704

Cash and cash equivalents and restricted cash from continuing operations - beginning	22,198,257	2,781,506
Cash and cash equivalents and restricted cash from discontinued operations - beginning	-	696,157
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	22,198,257	3,477,663

Cash and cash equivalents and restricted cash from continuing operations - ending	9,947,206	15,922,516
Cash and cash equivalents and restricted cash from discontinued operations - ending		185,851
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$9,947,206	$16,108,367

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$3,469,253	$13,972
Cash paid for interest	$19,606	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Nami acquisition payable	$-	$25,477,346
Right of use assets and lease liabilities	$-	1,679,556

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$9,790,363	$15,916,743
Restricted cash	156,843	5,773
Total cash, cash equivalents and restricted cash	$9,947,206	$15,922,516